Exhibit 99.1

Skeena Announces Positive Judgment by the Supreme Court of Canada Regarding the Albino Lake Storage Facility

Vancouver, BC (April 22, 2025) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) announced that the Supreme Court of Canada has dismissed Richard Mill’s (“Mill”) and Orogenic Gold Corp.’s (“Orogenic”) applications for permission to appeal the B.C. Court of Appeal’s (“Court of Appeal”) July 2024 judgment in favour of Skeena, in a dispute over ownership of the mineral rights to materials contained in the Albino Lake Storage Facility at Eskay Creek (the “Eskay Creek Material”).

In its July 2024 judgment, the Court of Appeal found that Skeena did not relinquish the materials to the province, and that the prior Gold Commissioner was incorrect to hold that it did so (see news release dated July 5, 2024).  As result, the court ruled, “the Province cannot be said to have granted ownership rights to Mr. Mill in the waste material upon his receipt of the mineral claim over the Albino Lake area in 2017”.  Based on this and other legal errors in the original decision in favour of Mill, the Court of Appeal set aside that decision, and referred the matter back to the Gold Commissioner for rehearing and reconsideration considering the Court of Appeal’s reasons.

Walter Coles, Executive Chairman of Skeena, commented: “We look forward to completing the rehearing before the Gold Commissioner later this year to definitively affirm Skeena’s rightful and exclusive ownership of the minerals stored in the Albino Lake Storage Facility and put this matter to rest.”

The Supreme Court of Canada’s decision ends Mill and Orogenic’s bids to appeal the Court of Appeal’s decision.  This clears the way to complete the rehearing before the new Gold Commissioner, who was appointed to the position following the original decision.  The rehearing process is underway.  It is not expected to be completed before Q4 2025.

The Eskay Creek Material contained in the Albino Lake Storage Facility is not part of the Company’s mineral resource or reserve Statements for Eskay Creek nor has it been included in any studies, including the November 2023 Definitive Feasibility Study for the Eskay Creek Project.

About Skeena

Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

For further information, please contact:

Galina Meleger

Vice President Investor Relations

E: info@skeenagold.com

T: 604-684-8725

W: www.skeenagoldsilver.com

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Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	1

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo., Senior Vice President, Exploration & Resource Development, is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific statements and information contained or incorporated by reference in the news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “look forward to”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding: the timing and outcome of the rehearing and reconsideration of the claim regarding the Eskay Creek Material, the timing and likelihood of Skeena re-establishing ownership of the materials in Albino Lake, the progress of development at Eskay, the relative grade, relative costs and relative size of production at Eskay Creek once in production. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the results of the rehearing before the new Gold Commissioner and any legal appeals that may follow the decision, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2025. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government decisions and approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, the AIF dated March 31, 2025, the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	2